Exhibit 99.2

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS RECEIVES FDA FAST TRACK DESIGNATION FOR NOVEL ANTIBIOTIC SMT19969 IN THE TREATMENT OF C. DIFFICLE INFECTION

Oxford, UK, 8 July 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection (‘CDI’), announces that the US Food and Drug Administration (‘FDA’) has granted Fast Track designation for the Company’s novel antibiotic for the treatment of CDI. SMT19969 is a highly selective antibiotic candidate currently being evaluated in a Phase 2 proof of concept trial in CDI patients in North America.

“Fast Track designation recognises the serious healthcare threat posed by C. difficile due to a high rate of disease recurrence, the key clinical issue in treating CDI, and underscores the importance of developing a candidate like SMT19969, which has significant potential to address both the initial infection and recurrence,” said Glyn Edwards, Chief Executive Officer of Summit.

Fast Track designation is awarded to expedite the development and regulatory review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. SMT19969 is also designated a Qualified Infectious Disease Product (‘QIDP’) under the Generating Antibiotic Incentives Now Act (‘GAIN Act’), which allows Summit to benefit from a number of incentives supporting development of new antibiotics, and if SMT19969 receives marketing approval from FDA, a five year extension of market exclusivity.

- END -

About Fast Track Status

The FDA established the Fast Track designation process to facilitate the development and expedite the review of drugs intended to treat serious or life-threatening conditions that demonstrate the potential to address unmet medical needs. Advantages of Fast Track designation include opportunities for more frequent interactions with the FDA during all aspects of development, submission of a New Drug Application (‘NDA’) on a rolling basis and eligibility for priority review if supported by clinical data at the time of NDA submission.

About SMT19969

SMT19969 is a novel, oral small molecule antibiotic that is being developed specifically for the treatment of CDI. Results from non-clinical efficacy studies show that SMT19969 combines potent bactericidal activity against C. difficile with high levels of antibacterial selectivity. A Phase 1 trial conducted in healthy volunteers showed SMT19969 to be well tolerated at all doses tested. In addition, a significant reduction in total clostridia but not in other bacterial groups was reported which demonstrated that SMT19969 was highly sparing of gut flora. A Phase 2 proof of concept trial called CoDIFy is currently being conducted in North America.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP
(Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer
(Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications
(US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR
(Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about the clinical development of our product candidates, the timing of clinical results and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.